

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C.
181
SECTION

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 21714

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE COMMERCIAL & SAVINGS
BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS
RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.
6 West Jackson Street
Millersburg, Ohio 44654

REQUIRED INFORMATION

(a) The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
(23) Consent of Independent Auditor.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COMMERCIAL & SAVINGS BANK OF
MILLERSBURG PROFIT SHARING AND 401(K)
SAVINGS RETIREMENT PLAN AND TRUST

By: Plan Administrative Committee



June 24, 2003

Name:
(on behalf of the Plan Administrative Committee, as Plan Administrator)

The Commercial & Savings Bank of Millersburg
Profit Sharing and 401(k) Savings
Retirement Plan and Trust

Financial Statements and Supplemental Schedules

PAGE

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

The Trustees
The Commercial & Savings Bank of Millersburg
Profit Sharing and 401(k) Savings Retirement
Plan and Trust
Millersburg, Ohio

We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly in all material respects, in relation to the basic financial statements taken as a whole.

The Trustees
The Commercial & Savings Bank of Millersburg
Profit Sharing and 401(k) Savings Retirement
Plan and Trust

We have compiled the accompanying statement of net assets available for benefits of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust as of December 31, 2001, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2001, and, accordingly, do not express an opinion or any other form of assurance on it.

Clifton Gunderson LLP

Toledo, Ohio
May 23, 2003

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001 (unaudited)
ASSETS		
Participant – directed investments	$ 2,714,643	$ 2,937,405
Receivables:		
Participant contributions	-	15,807
Employer contributions	183,956	158,425
Accrued investment income	5,300	7,571
Total receivables	189,256	181,803
Cash	12,584	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,916,483	$ 3,119,208

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS	
Investment income (loss):	
Net depreciation in fair value of investments	$ (350,811)
Interest and dividends, including $14,024 of dividends from CSB Bancorp, Inc. common stock	45,199
Net investment loss	(305,612)
Contributions:	
Employer	183,956
Participants, including rollover contributions from other plans of $354	212,178
Total contributions	396,134
Total additions	90,522
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS	
Benefits paid to participants	293,247
Net decrease	(202,725)
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of year	3,119,208
End of year	$ 2,916,483

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002

Significant accounting policies followed in preparing the financial statements of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of CSB Bancorp, Inc. common stock is determined based on most recent purchases and sales of the stock transacted by the market intermediary. Cash equivalents are valued at cost which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Commercial & Savings Bank of Millersburg (the Bank).

This information is an integral part of the accompanying financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from SunGard Corbel's PPD prototype plan. Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, as restated effective March 1, 2002, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and attained age 21 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All assets of the Plan are maintained by the Trust Department of the Bank, who serves as trustee of the Plan.

Funding Policy

Plan participants may defer and contribute up to 15% of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers six mutual funds, an insured money market fund, and CSB Bancorp, Inc. common stock as investment options for plan participants.

The Bank has agreed to make annual matching contributions of 100% of each participant's compensation deferral contribution, up to 2% of the participant's annual compensation (as defined). The Plan also stipulates the Bank make annual profit sharing contributions of at least 3% of each participant's annual compensation. To receive the annual matching and profit sharing contributions, a participant must be employed at the Bank on the last day of the plan year unless the participant has died, become disabled or reached normal retirement age during the year. The Bank's matching and profit sharing contributions are generally made in January subsequent to the Plan's year end.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator.

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, plus earnings or losses thereon, is based on years of continuous service. Participants vest at the rate of 20% per year, upon completion of two years of service, and are fully vested after six years of credited service.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with seven years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant's matching and profit sharing contributions represent forfeitures. Matching contribution forfeitures are available to reduce the Bank's matching contribution requirement and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation. At December 31, 2002, matching contribution forfeitures available to reduce future Bank matching contributions amounted to $6,067. Profit sharing contribution forfeitures amounted to $586 at December 31, 2002, and were allocated to active participants during the first quarter of 2003.

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002, are as follows:

Common stock – CSB Bancorp, Inc.	$ 760,882
Cash equivalents – Federal Government Money Market Fund	617,536
Mutual funds:	
Fidelity Advisor Equity Growth Fund	514,856
Fidelity Intermediate Bond Fund	319,022
Franklin Small-Mid Capital Growth Fund	301,163

The Plan's investments depreciated in value for the year ended December 31, 2002, as follows:

Mutual funds	$(319,825)
Common stock	(30,986)
Net depreciation in fair value	$(350,811)

NOTE 3 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 4 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 30, 2001, that the SunGard Corbel PPD prototype plan is designed in accordance with applicable sections of the Internal Revenue Code. While a separate determination letter has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2001, per the financial statements, to Form 5500, as previously filed:

Net assets available for benefits per financial statements (unaudited)	$ 3,119,208
Participant contributions receivable	(15,807)
Accrued investment income and other	(9,278)
Net assets available for benefits per Form 5500	$ 3,094,123

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2002:

Change in net assets available for benefits per financial statements	$ (202,725)
Participant contributions	15,807
Interest and dividends	7,571
Net depreciation in fair value of investments	1,707
Change in net assets available for benefits per Form 5500	$ (177,640)

SUPPLEMENTAL INFORMATION

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
FEIN: 34-0159850 – PLAN 002
SCHEDULE H, Line 4(i) –
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Shares/ units	Description	Fair value
	Cash equivalents:	
$ 617,536	Federated Government Money Market Fund	$ 617,536
1,006	Federated Prime Money Market Fund	1,006
		618,542
47,407	* Common stock – CSB Bancorp, Inc.	760,882
	Mutual funds:	
14,672	Fidelity Advisor Equity Growth Fund	514,856
2,388	Federated Stock Trust	64,899
6,835	Federated U.S. Government 2-5 Year Trust	79,765
28,307	Fidelity Intermediate Bond Fund	319,022
13,720	Franklin Small-Mid Capital Growth Fund	301,163
6,680	Templeton Foreign Fund	55,514
		1,335,219
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$ 2,714,643

* Party-in-interest

NOTES:
(1) Total number of shares/units for each account are rounded to the nearest whole share or unit.
(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Auditor	15

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Exhibit 23.1

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the prospectuses constituting part of the registration statement on Form S-8 for The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust of our report dated May 23, 2003, with respect to the financial statements and supplemental schedule of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust for the year ended December 31, 2002.

Clifton Gunderson LLP

Toledo, Ohio
June 24, 2003